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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. __)*


                            ATRIX LABORATORIES, INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    04962L101
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                                 (CUSIP NUMBER)

                        ELAN INTERNATIONAL SERVICES, LTD.
            102 ST. JAMES COURT, FLATTS, SMITHS PARISH, FL 04 BERMUDA
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                             ATTENTION: KEVIN INSLEY
                             -----------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 18, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
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CUSIP NO.                                                      PAGE 2 OF 6 PAGES
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       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Elan International Services, Ltd.
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       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (SEE INSTRUCTIONS)                                          (a)
                                                                             (b)
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       3         SEC USE ONLY

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       4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                 WC
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       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)

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       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Bermuda
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NUMBER OF SHARES     7    SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH           1,442,478 shares (assuming exercise of 1,000,000
REPORTING PERSON          warrants for 1,000,000 shares of Common Stock)
     WITH
                   -------------------------------------------------------------
                     8    SHARED VOTING POWER

                          - 0 -
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          1,442,478 shares
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          - 0 -
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11               THE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,442,478 shares
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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (SEE INSTRUCTIONS)

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        11.13 % (based on 11,521,783 shares of the Issuer outstanding as of July 25, 2000, as reported on the Issuer's Quarterly Report on Form 10-Q for the month ended June 31, 2000; assumes exercise of the 1,000,000 warrants; does not assume conversion of the Series A Preferred Stock or any other common stock equivalents)
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14               TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
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ITEM 1.  SECURITY AND ISSUER.

                  Common Stock, par value $.001 per share (the "Common Stock") Atrix Laboratories, Inc.
                  2579 Midpoint Drive
                  Fort Collins, CO 80525-4417

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this
Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  EIS, pursuant to the terms of a Securities Purchase Agreement, dated as of July 18, 2000, between EIS and Atrix Laboratories, Inc., a Delaware corporation (the "Issuer"), acquired (a) 442,478 shares (the "Initial Stock") of Common Stock, (b) 12,015 shares of Series A Convertible/Exchangeable Preferred Stock (the "Series A Preferred Stock"), and (c) warrants to purchase up to 1,000,000 shares of Common Stock (the "Warrant"; together with the Initial Stock and the Series A Preferred Stock, the "Securities") of the Issuer for aggregate consideration of $17,015,000. The Series A Preferred Stock pays for six years dividends of 7% of its issue price through the issuance of additional shares Series A Preferred Stock. The Series A Preferred Stock is not convertible prior to two years from the original date of issuance (i.e. July 18, 2000); provided, however that in the event of a merger, reorganization or underwritten public offering the Corporation may require the Series A Preferred Stock to automatically convert into Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                  EIS acquired the Securities for investment purposes.

                  Except as set forth above, neither EIS nor Elan has a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;


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                  (f) Any other material change in the Issuer's business or
corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be traded on The Nasdaq Stock Market, Inc.

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) 1,442,478 shares of Common Stock, representing 11.13 % of the Common Stock on a fully diluted basis (based on 11,521,783 shares of the Issuer outstanding as of July 25, 2000, as reported on the Issuer's Quarterly Report on Form 10-Q for the month ended June 31, 2000; assumes exercise of the 1,000,000 warrants; does not assume conversion of the Series A Preferred Stock or any other common stock equivalents)

                  (b) sole power to vote: 1,442,478 shares
                      shared power to vote: -0-
                      sole power to dispose: 1,442,478 shares
                      shared power to dispose: -0-

                  (c) None.

                  (d) None.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                  1. Securities Purchase Agreement, dated July 18, 2000 as filed on August 4, 2000 as Exhibit 99.1 to the Form 8-k of Atrix Laboratories, Inc.

                  2. Warrant, dated July 19, 2000 as filed on August 4, 2000 as Exhibit 99.4 to the Form 8-k of Atrix Laboratories, Inc.


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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 1, 2000


                                            Elan International Services, Ltd.


                                            By: /s/ KEVIN INSLEY
                                                --------------------------------
                                                Kevin Insley
                                                President


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                                  EXHIBIT INDEX

1.       Securities Purchase Agreement, dated July 18, 2000 as filed on
         August 4, 2000 as Exhibit 99.1 to the Form 8-k of Atrix Laboratories, Inc.

2. Warrant, dated July 19, 2000 as filed on August 4, 2000 as Exhibit 99.4 to the Form 8-k of Atrix Laboratories, Inc.


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